UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           TOMMY HILFIGER CORPORATION
                                (NAME OF ISSUER)

                   ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    G8915Z10
                                 (CUSIP NUMBER)

                               GARY I. SHEFF, ESQ.
                         C/O TOMMY HILFIGER U.S.A., INC.
                                485 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 5, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 2 OF 12 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    SPORTSWEAR HOLDINGS LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              12,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        12,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    13.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 3 OF 12 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WESTLEIGH LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              12,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        12,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    13.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 4 OF 12 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    FLAIR INVESTMENT HOLDINGS LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              12,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        12,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    13.7%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

            This Statement (Amendment No. 4) is being filed by Sportswear Holdings Limited, a British Virgin Islands corporation ("Sportswear"), Westleigh Limited, a British Virgin Islands corporation ("Westleigh") and Flair Investment Holdings Limited, a British Virgin Islands corporation ("Flair" and, collectively with Sportswear and Westleigh, the "Filing Persons") to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 18, 1998 by the Filing Persons, Pepe Jeans London Corporation, a British Virgin Islands corporation ("PJLC"), Blackwatch Investments Limited, a British Virgin Islands corporation ("Blackwatch"), Anasta Holdings Limited, a British Virgin Islands corporation ("Anasta"), Thomas J. Hilfiger ("Hilfiger"), Joel J. Horowitz ("Horowitz") and AIHL Investment Group Limited, a British Virgin Islands corporation ("AIHL" and, collectively with the Filing Persons, PJLC, Blackwatch, Anasta, Hilfiger and Horowitz, the "Original Filing Persons"), as amended by Amendment Nos. 1, 2 and 3 thereto filed with the Securities and Exchange Commission on August 7, 1998, September 11, 1998 and August 4, 2000, respectively. AIHL Investment Holdings Limited, a British Virgin Islands corporation ("Holdings"), was a signatory to Amendment Nos. 2 and 3 to such Statement on Schedule 13D.

            Sportswear's principal business is investment holdings. The principal business address and the address of the principal office of Sportswear is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Sportswear is indirectly owned 50% by Westleigh and directly owned 50% by Flair.

            Westleigh's principal business is investment holdings. The principal business address and the address of the principal office of Westleigh is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Westleigh is ultimately controlled by its directors, Kuang-Piu Chao, Silas K.F. Chou, an executive officer and director of the Company, Ronald K.Y. Chao, a director of the Company, and Susana Chou.

            Flair's principal business is investment holdings. The principal business address and the address of the principal office of Flair is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. At the time of the transactions described in Item 3, Flair was a wholly-owned subsidiary of Gadwal Limited, a Hong Kong corporation ("Gadwal"). The capital stock of Flair is owned by a trust, of which Lawrence S. Stroll, an executive officer and director of the Company, is the beneficiary.

            Set forth in Annex A attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of the Filing Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

            During the last five years, none of the Filing Persons, or, to the knowledge of the Filing Persons, any of the persons listed on Annex A hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.     PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and restated as follows:

            PJLC acquired the Transaction Shares for investment purposes in connection with the transactions effected pursuant to the Stock Purchase Agreement.

            Subject to market conditions and other factors, the Filing Persons plan to sell up to 7,000,000 of the Transaction Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or in privately negotiated transactions.

            Other than as described above, none of the Filing Persons has any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Form 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

            As of February 5, 2001, Sportswear directly beneficially owns 12,284,374 Ordinary Shares, representing 13.7% of the outstanding Ordinary Shares.

            As of February 5, 2001, each of Westleigh and Flair may be deemed to beneficially own 12,284,374 Ordinary Shares, representing 13.7% of the outstanding Ordinary Shares, through their respective direct or indirect ownership of the capital stock of Sportswear.

            Sportswear, Westleigh and Flair may be deemed to have shared voting power and shared dispositive power over the Ordinary Shares directly beneficially owned by Sportswear.

            None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Annex A hereto, has effected any transactions in the Ordinary Shares during the sixty days preceding the date of this report.

            Annex A hereto sets forth additional information, to the knowledge of the Filing Persons, as to the beneficial ownership of Ordinary Shares (other than the Transaction Shares) by the persons listed in Annex A.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

(1) Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (incorporated by reference to Annex A to the Proxy Statement of the Company dated March 30, 1998, filed with the Securities and Exchange Commission on March 30, 1998).

(2) Lock-Up Agreement, dated as of January 31, 1998, by and among the Company, PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Flair (as assignee of Gadwal), Hilfiger and Horowitz (incorporated by reference to Exhibit
      10.1 to the Company's Current Report on Form 8-K dated April 1, 1998, filed with the Securities and Exchange Commission on April 1, 1998).

(3) Registration Rights Agreement, dated as of May 8, 1998, by and among the Company and the Original Filing Persons (previously filed).

(4)   Joint Filing Agreement.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 5, 2001

SPORTSWEAR HOLDINGS LIMITED
WESTLEIGH LIMITED
FLAIR INVESTMENT HOLDINGS LIMITED

By:  SPORTSWEAR HOLDINGS LIMITED*

By:  /s/ Silas K.F. Chou
     ---------------------------
Name:   Silas K.F. Chou
Title:  President



* For each of the Filing Persons
  pursuant to the Joint Filing
  Agreement dated February 5, 2001

ANNEX A


            The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Sportswear Holdings Limited, are set forth below.


                                                                                 ADDRESS OF BUSINESS
                                                                PRESENT          IN WHICH PRINCIPAL
                                                                PRINCIPAL            OCCUPATION
 NAME              TITLE          BUSINESS ADDRESS              OCCUPATION           CONDUCTED                     CITIZENSHIP

Silas K.F. Chou    President,     Novel Enterprises Ltd.        Director and     Tommy Hilfiger Corporation        Portugal
                   Treasurer      12/F, Novel Industrial Bldg.  Executive        6/F, Precious Industrial Centre
                   and Director   850-870 Lai Chi Kok Road      Officer of the   Cheung Sha Wan, Kowloon
                                  Cheung Sha Wan, Kowloon       Company          Hong Kong
                                  Hong Kong

                                                                Director and     Novel Enterprises Ltd.
                                                                Executive        12/F, Novel Industrial Bldg.
                                                                Officer of       850-870 Lai Chi Kok Road
                                                                Novel Enter-     Cheung Sha Wan, Kowloon
                                                                prises Limited   Hong Kong


Lawrence S.        Vice           Pepe Group Limited            Director and     Tommy Hilfiger Corporation        Canada
Stroll             President,     c/o Godley & Company          Executive        6/F, Precious Industrial Centre
                   Managing       6 Park Lane                   Officer of the   Cheung Sha Wan, Kowloon
                   Director and   Wembley                       Company          Hong Kong
                   Director       Middlesex, UK  HA9 7RP


Ronald K.Y.        Director       Novel Enterprises Ltd.        Director and     Novel Enterprises Ltd.            Great Britain
Chao*                             12/F, Novel Industrial Bldg.  Executive        12/F, Novel Industrial Bldg.      (HK)
                                  850-870 Lai Chi Kok Road      Officer of       850-870 Lai Chi Kok Road
                                  Cheung Sha Wan, Kowloon       Novel Enter-     Cheung Sha Wan, Kowloon
                                  Hong Kong                     prises Limited   Hong Kong


Leo Stroll         Director       Tommy Hilfiger Canada Inc.    Director and     Tommy Hilfiger Canada Inc.        Canada
                                  7077, avenue du Parc          Executive        7077, avenue du Parc
                                  Suite #502                    Officer of       Suite #502
                                  Montreal, Quebec              Tommy Hilfiger   Montreal, Quebec
                                  Canada H3N 1X7                Canada Inc.      Canada H3N 1X7







----------------------------
*  See Notes to Annex A

            The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Westleigh Limited, are set forth below.


                                                                                 ADDRESS OF BUSINESS
                                                                PRESENT          IN WHICH PRINCIPAL
                                                                PRINCIPAL            OCCUPATION
 NAME              TITLE          BUSINESS ADDRESS              OCCUPATION           CONDUCTED                     CITIZENSHIP

Kuang-Piu Chao     Director       12/F, Novel Industrial        Director and     12/F, Novel Industrial Building   China
                                  Building                      Executive        850-870 Lai Chi Kok Road
                                  850-870 Lai Chi Kok Road      Officer of       Cheung Sha Wan, Kowloon
                                  Cheung Sha Wan, Kowloon       Novel Enter-     Hong Kong
                                  Hong Kong                     prises Limited


Silas K.F. Chou    Director       Novel Enterprises Ltd.        Director and     Tommy Hilfiger Corporation        Portugal
                                  12/F, Novel Industrial Bldg.  Executive        6/F, Precious Industrial Centre
                                  850-870 Lai Chi Kok Road      Officer of the   Cheung Sha Wan, Kowloon
                                  Cheung Sha Wan, Kowloon       Company          Hong Kong
                                  Hong Kong


                                                                Director and     Novel Enterprises Ltd.            Westleigh
                                                                Executive        12/F, Novel Industrial Bldg.      Limited
                                                                Officer of       850-870 Lai Chi Kok Road
                                                                Novel Enter-     Cheung Sha Wan, Kowloon
                                                                prises Limited   Hong Kong


Ronald K.Y.        Director       Novel Enterprises Ltd.        Director and     Novel Enterprises Ltd.            Great Britain
Chao*                             12/F, Novel Industrial Bldg.  Executive        12/F, Novel Industrial Bldg.      (HK)
                                  850-870 Lai Chi Kok Road      Officer of       850-870 Lai Chi Kok Road
                                  Cheung Sha Wan, Kowloon       Novel Enter-     Cheung Sha Wan, Kowloon
                                  Hong Kong                     prises Limited   Hong Kong


Susana Chou        Director       Avenida de Vendeslau de       Director and     Novel Enterprises Ltd.            Portugal
                                  Morais                        Executive        12/F, Novel Industrial Building
                                  No. 181-183 Edificio          Officer of       850-870 Lai Chi Kok Road
                                  Industrial Va                 Novel Enter-     Cheung Sha Wan, Kowloon
                                  Meng,                         prises Limited   Hong Kong
                                  1 Andar, Macau







----------------------------
*  See Notes to Annex A

            The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Flair Investment Holdings Limited, are set forth below.


                                                                                 ADDRESS OF BUSINESS
                                                                PRESENT          IN WHICH PRINCIPAL
                                                                PRINCIPAL            OCCUPATION
 NAME              TITLE          BUSINESS ADDRESS              OCCUPATION           CONDUCTED                     CITIZENSHIP

Lawrence S.        Director       Pepe Group Limited            Director and     Tommy Hilfiger Corporation        Canada
Stroll                            c/o Godley & Company          Executive        6/F, Precious Industrial Centre
                                  6 Park Lane                   Officer of the   Cheung Sha Wan, Kowloon
                                  Wembley                       Company          Hong Kong
                                  Middlesex, UK  HA9 7RP


Jonathan Dudman*   Director       IMG (Monaco)                  Officer of IMG   IMG (Monaco)                      Great Britain
                                  Est-Ouest                     (Monaco)         Est-Ouest
                                  24, Blvd. Princess Charlotte                   24, Blvd. Princess Charlotte
                                  Monte-Carlo                                    Monte-Carlo
                                  MC 98000 Monaco                                MC 98000 Monaco


John Palliser*     Director       IMG (Monaco)                  Officer of IMG   IMG (Monaco)                      Great Britain
                                  Est-Ouest                     (Monaco)         Est-Ouest
                                  24, Blvd. Princess Charlotte                   24, Blvd. Princess Charlotte
                                  Monte-Carlo                                    Monte-Carlo
                                  MC 98000 Monaco                                MC 98000 Monaco







----------------------------
*  See Notes to Annex A

                                NOTES TO ANNEX A

1. Mr. Chao has the right to acquire beneficial ownership of 11,600 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

            "Currently exercisable stock options" for the purposes of the above include options becoming vested and exercisable within 60 days from the date of this report.

2. Messrs. Dudman and Palliser may be deemed to beneficially own 4,000 Ordinary Shares held by various investment companies of which they serve as directors. In addition, Mr. Dudman directly beneficially owns 1,750 Ordinary Shares.